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                              November 15, 2021

       Jesse Lynn, Esq.
       General Counsel
       Icahn Enterprises L.P.
       16690 Collins Ave., PH-1
       Sunny Isles Beach, FL 33160

                                                        Re: Southwest Gas
Holdings, Inc.
                                                            Soliciting
Materials on Schedule 14A filed by Carl C. Icahn, Icahn Partners LP,
                                                            Icahn Partners
Master Fund LP, et al.
                                                            Filed on November
15, 2021
                                                            File No. 001-37976

       Dear Mr. Lynn:

                                                        We have reviewed your
filing and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Soliciting Materials on Schedule 14A

       Exhibit 1, page 18

   1. Page 18 of the presentation filed as Exhibit 1 to the soliciting materials filed on Schedule
                                                        14A illustrates via bar
graph a "70% upside" to the share price of Southwest Gas
                                                        Holdings, Inc. and
provides a breakdown of the source of such price
                                                        appreciation. Valuation
claims included in proxy materials    [are] only appropriate and
                                                        consonant with Rule
14a-9 under the Securities Exchange Act of 1934 when made in good faith and on a
reasonable basis and where accompanied by disclosure which facilitates shareholders
understanding of the basis for and the limitations on the projected realizable
                                                        values.    Refer to
Exchange Act Release No. 16833 (May 23, 1980). Please provide us with the basis for such
estimate and each breakdown, e.g. $8 appreciation from "Increase
                                                        Rate Base," $15 from
"Increase Profits," etc., including any assumptions, qualifications or limitations. Please
also include in future filings making similar claims disclosure that assists shareholders
understanding of the basis for and the limitations on the projected share appreciation to
$120 per share.
 Jesse Lynn, Esq.
Icahn Enterprises L.P.
November 15, 2021
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                            Sincerely,
FirstName LastNameJesse Lynn, Esq.
                                                            Division of
Corporation Finance
Comapany NameIcahn Enterprises L.P.
                                                            Office of Mergers &
Acquisitions
November 15, 2021 Page 2
cc:       Todd E. Mason
FirstName LastName